January 29, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Elite Performance Holding Corp.

Registration Statement on Form S-1

Amendment No. 1

Filed November 29, 2018

File No. 333-227650

Dear Sir or Madam:

Below please find management response to the comments in your letter of December 13, 2018.

Cover Page

Comment 1. We note your response to comment 3, but do not see the requested disclosure revisions. Here and in the Risk Factors section, you indicate you have opted out of the extended transition period for complying with new or revised accounting standards. However, under the Offering section, you indicate you have elected to use the extended transition period. Please revise your disclosures throughout the filing to consistently indicate whether or not you have opted out of the extended transition period for complying with new or revised accounting standards.

Response 1.  References to “opted out” have been removed.  We have inserted the following:  Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

Summary, page 1

Comment 2. We note your response to comment 7. Revise to disclose whether you or E.T. Horn commissioned any of the cited studies.

Response 2.  We have noted that neither the Company nor E.T. Horton commissioned any of the cited studies.

Comment 3. We note your response to comments 11 and 12 and revised disclosure regarding arrangements with beverage distributors and "influencers" or spokespersons. Please disclose the material terms and file the agreements or arrangements under Item 601(b)(10) of Regulation S-K.

Response 3.  We have added the following language under Branding to disclose that we do not yet have written agreements:

Branding: The BYLT brand is bound to gain attention on any retail shelf. BYLT will use its slogan, “What are you BYLT for?” or “I AM BYLT” to create interest from all types of athletes as the superior way to reach their performance goals. In addition, the Company has verbal agreements with several athletes and influencers who are willing to endorse our sports beverage, however because we just launched the product we want to make sure that is reality available to the consumer before we enter into any binding agreements with these individuals. We expect to start entering into contract with various athletes and influencers something in Q1 of 2019.

Use of Proceeds, page 58

Comment 4. We note your response to comment 20. We also note that your use of proceeds in the column assuming 50% of the offering shares are sold does not add up to the total amount reflected in the net proceeds from the offering. Please revise your disclosure as appropriate.

Response 4.  The table under Use of Proceeds has been corrected.

Related Party Transactions, page 70

Comment 5. We note your response to comments 30 and 33. Please revise to explain the basis on which Mr. Vazquez is a related person and indicate the amount of the monthly cash retainer fee paid to Mr. Vazquez. It is unclear if he is a promoter. Additionally, please clarify the services provided by Gifted Nutrition.

Response 5. SEE BELOW:

We have added in the amount paid to Mr. Vazquez each month and the following language:

We believe Mr. Vazquez would be considered a promoter due to his involvement in helping Management to structure, form and guide the Company since inception, and due to his extensive involvement and advisory  services while working with our non-affiliate investors. Mr. Vazquez is currently paid a retainer fee of  $5,000 per month.

We have also added in the following language in order to clarify the services provided by Gifted Nutrition:  Gifted Nutrition International currently provides no services to the Company.

Comment 6. Please reconcile the revised disclosure that $19,000 was paid for the founders shares with the statement on page II-40 that the shares were issued "for no monetary consideration."

Response 6.  We have replaced “no monetary consideration” for the following:

50,000,000 shares were issued as founder’s shares, in exchange for 100,000,000 common shares of Elite Beverage International (EBI founders' shares), for which Jon McKenzie and Joey Firestone had originally paid  a total of $19,000. 25,000,000 of the shares are beneficially held by Jon McKenzie, the Company’s CEO and  25,000,000 of the shares are held by Joey Firestone, the Company’s Director.

Comment 7. We note your response to comment 31. Please revise to indicate the amount of principal paid and the amount of interest paid during the period. See Item 404(a)(5) of Regulation S-K. Financial Statements, page II-1

Response 7.  We have added the following language:  There were no repayments of principal or interest on the loan from inception to September 30, 2018.

Comment 8. Please amend to include September 30, 2018 financial statements pursuant to Rule 8-08 of Regulation S-X. Similarly revise your disclosures throughout the filing.

Response 8.    The financial statements have been updated to September 30, 2018.

Exhibit 23.2 - Consent of M&K, CPAs, page II-41

Comment 9. We note your response to comment 41, but do not see the requested consent. Please make arrangements with your auditors to include a current consent that covers each audit report and the reference to the firm under the caption “Experts”. Also, tell them to refer to the same date of inception in both their consent and the applicable audit report.

Response 9.  Auditors consents have been added as an exhibit 23.1 for all audited periods included in the S-1/A.

General

Comment 10. You state in response to comments that you "revised the registration statement accordingly." However, we are unable to locate revisions or clarifying language for comments 1, 2, 4, 6, 10, 14, 21, 34, 35, 39, 40, 42 and 44. Please revise accordingly. We may have further comment.

Response 10.  We have gone through each of the prior comments listed above and have inserted clarifying language where needed.

Comment 11. We note your response to comment 46. We specifically note that your Balance sheet as of June 30, 2018 indicates that you have a loan receivable from Gifted Nutrition International which is owned and operated by Joey Firestone and Jon McKenzie. Please advise us if your executive officers have outstanding loans, whether direct or indirect, from the registrant as described in Section 13(k) of the Exchange Act.

Response 11.  Section 13(k) of the exchange act prohibits public filers from extending credit to executive officers and directors or to other entities controlled by the executive officers and directors.  As Elite Performance is not a public company yet it appears that they are exempt from this issue.  However 13(k) does mention that this applies to private companies that have a pending registration statement with the SEC.  As the June 30th audit and earlier audits were performed prior to having a pending registration statement we don’t believe we have an issue with these periods.  As the registration statement was not filed until 10/1/2018 we think that it is safe to say that Section 13(k) of the Exchange Act does not apply to Elite Beverage or Elite Performance from their inception dates to 9/30/2018 and therefore the amounts are being presented as loan receivables with executive officers.  Once 13(k) applies they will unwind the transactions for any amounts not repaid as of that date.

Comment 12. Please provide disclosure responsive to sub-paragraphs (ii), (iii), (v),(vii), (viii), (ix) and (x) of Item 101(h)(4) of Regulation S-K. In this regard, please disclose (1) the terms of the supply agreement with E.T. Horn referenced in Section 6.1 of the exclusivity agreement and (2) the terms and entities involved in the manufacturing and supply of your RTD product. With respect to Item 101(h)(4)(iii), we note statements on drinkbylt.com that you have two flavors available and expect to have two more flavors in January 2019.

Response 12.  The following language has been added:

Distribution methods of the products or services;

Products are currently sold via e-commerce on Amazon.com and through the company’s corporate website. Products are also currently distributed and available in retail locations in California and Texas at Alberstons, Gelsons, Central Market, Safeway, local gyms, and have been accepted in 7-Eleven in California for a test market run. Product is also being sold at several gyms in the South Florida area.

Status of any publicly announced new product or service;

The company anticipates introducing two new flavors Grape and Fruit Punch in the first quarter of 2019. Production is slated to begin in February 2019

Sources and availability of raw materials and the names of principal suppliers;

Horn – supplier of Outlast Amino

Beneo - supplier of Palatinose

Zuckerman Honickman- supplier of bottles

Glanbia – supplier of Hydromax and minerals

AIC – supplier of minerals

Allen Flavors- supplier of flavor

Tate & Lyle-supplier of natural sweetner

GNT – supplier of natural color

Lincoln Fine- supplier of liquid glycerin

Availability is based on forecasts and usually always carry at least a six week stock of inventory

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;

Trademarks for BYLT in class 032 sports drinks and 05 supplements

Trademark License agreement for the right to use the Spectra trademark

Exclusivity and use for the use of the trademark Outlast Amino

Need for any government approval of principal products or services;

No government approval is required but the company constantly performs third party verification through NSF to ensure that quality and label claims are met. NSF is a public health and safety organization that is globally recognized. Manufacturers, regulators and consumers look to the NSF to develop public health standards and certifications that help protect food, water, consumer products and the environment. As an independent, accredited organization, they test, audit and certify products and systems as well as provide education and risk management. With today’s focus on human health and well-being, NSF meets the needs of safety and quality for the dietary supplements industry. NSF ensures product and ingredient safety, giving both industry and consumers peace of mind through GMP compliance, accredited certification programs, testing services and training capabilities. The NSF mark is the consumers assurance that the product has been tested by one of the most respected independent certification organizations in existence today. It is valued by consumers, manufacturers, retailers and regulatory agencies worldwide. The NSF certification mark on a product means that the product complies with all standard requirements. NSF conducts periodic unannounced inspections and product testing to verify that the product continues to comply with the standard. (www.nsf.org)

Effect of existing or probable governmental regulations on the business;

Other than a possible increase in the price of raw materials from China due to U.S. tariffs taking effect, we do not see any concerns regarding government regulations as it relates to our specific product, its production, distribution or sales.

Competitive conditions in the business;

The beverage industry space is fairly competitive particularly in the sport drink market where you have two brands that have dominated a significant market share for the last 20 years. These two brands currently control about 90 percent of the “sports drink” category, with eye-level shelf space in every corner store and supermarket in the U.S.

However, the average U.S. consumer has become better educated and much more in tune with what they put into their body. They read labels and have become more knowledgeable with ingredients, both good and bad, to make better choices. Additionally, it is generally understood by both competitive, professional and elite athletes that the current availability of most sports drinks being offered on store shelves are not conducive to achieving consistent or peak performance.

Industry observers have both identified and noticed a slight down trend for these unhealthy sugar-laced drinks that have been a mainstay of the sports drink sector. This has allowed for more natural brands to penetrate and obtain valuable market share. A recent example is Body Armor who was recently given a $1.8 billion valuation by Coca-Cola before they took a minority stake in the company.

This recent window of opportunity has provided great timing for the company to launch its first to market sports drink that provides a natural and effective product that is backed by science. BYLT addresses the concerns of every day consumers, competitive, professional, and elite athletes with an all-natural product that is healthy, full of anti-oxidants, tastes great, and delivers the desired results any consumer would expect from a quality sports drink.

Being first to market with our proprietary formulation will be a key component to the branding, marketing, and the overall success of BYLT’s ability to penetrate and obtain market share in the sports drink sector, as we continue to expand the availability of the product to consumers nationwide. Our NSF certification again sets us apart from our competitors and opens a larger consumer base for the company as Olympic, collegiate and professional athletes can consume our product with confidence and without any potential issues from the World Anti-Doping Agency (WADA).

As with any high quality, all-natural product with clinically dosed ingredients that benefit the consumer with hydration, endurance, fat oxidation and muscle recovery, there is a higher cost associated with our product, than cheap unhealthy sugar-laced sports drinks that allegedly only help with hydration. However, the company is confident that their target market of health conscience consumers, health club and gym trainers and attendees, competitive, and elite athletes will immediately see the benefits of combining several natural supplements in one ready to drink (RTD) beverage. As a part of our marketing strategy, we intend on educating consumers, so they know that economically, there is a better cost benefit for those who drink our sports drink, than those who individually buy and consume several supplements to achieve the same desired results as with BYLT, which is an added benefit to the company.

Please disclose:

The terms of the supply agreement with E.T. Horn referenced in Section 6.1 of the exclusivity agreement

Orders placed to Horn usually require a two week lead time to fulfill and the Company provides a forecast of 90 days to Horn for upcoming orders. Horn currently has 50% deposit and 30 day terms on the balance

(1)The terms and entities involved in the manufacturing and supply of your RTD product.

The copacker SouthEast Bottling and Beverage requires a 50 % deposit to schedule line time and 50% balance due at completion of production.

The label printer Anchor Printing requires 50% deposit to produce labels and 50% balance due at completion of print run.

The bottle manufacture Zucker Honickman requires bottles to be paid in full before being shipped out until a longer business relationship is established.

The ingredient suppliers Glanbia, AIC, Allen Flavors, Lincoln Fine, and GNT require full payment of ingredients before products are shipped out.

Finally, please note that we have added in three selling shareholders, which changed some tables and numbers.   Simply put, these shareholders paid for their shares prior to the S-1 being filed, but they were inadvertently left off of our shareholder lists.

Under normal process, the company would receive and file subscription agreements from selling shareholders. Once we received confirmation of payment per the subscription agreement from our controller, the subscription agreement would then be forwarded to our transfer agent in order to have the shareholder recorded and subsequently have the shares issued under their name. However, it seems that three subscription agreements sent during the week of September 24th-28th were not recorded.

This coincidentally, also corresponded with the same week the company was busy attempting final preparations for the S1, so it could be filed before 9/30/18. To file after that date would have mandated another auditing of our 9/30/18 quarter from our auditing firm and would have set us back considerably with the timing of our filing.

At the time of filing the S1, we relied upon the information we received from the transfer agent. Because the subscription agreements for these three individuals had just been signed, the company principles did not recognize their names as missing, and they were overlooked in the recording as shareholders of record, thereby causing their names not to appear on the original S1.

It wasn’t until we complied with the SEC’s comment request to file our 9/30/18 quarter financials that we noticed the discrepancy in our numbers since everything was recorded accurately, just not disclosed accurately.

Sincerely,

/s/ Jon McKenzie

Jon McKenzie, CEO